Exhibit 99.5
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.

ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU

Date of last notice	26 June 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest	Not applicable
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	Not applicable

No. of securities held prior to change	Not applicable

Class	Not applicable

Number acquired	Nil

Number disposed	Nil

Value/Consideration	Not applicable
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	No change. Current relevant interest in securities is:

	•	35,000 fully paid ordinary shares/CUFS registered in the name of the Director; and

	•	442,000 options over unissued ordinary fully paid shares/CUFS, comprising:

		o	93,000 options under the 2001 Equity Incentive Plan;

		o	90,000 options under the Managing Board Transitional Stock Option Plan;

		o	133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and

		o	126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change	Not applicable
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder	Russell Chenu
(if issued securities)

Date of change	15 September 2009 (US time)

No. and class of securities to which interest related prior to change	108,637 Relative TSR RSUs
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	45,675 Relative TSR Restricted Stock Units. These Restricted Stock Units are subject to a single TSR based hurdle measured over a performance period of 3 to 5 years from the grant date. They are granted pursuant to the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2009 Annual General Meeting.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	Current interests in contracts are:

	o	154,312 Relative TSR RSUs; and

	o	94,781 Executive Incentive Program RSUs.